# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MEDICINOVA INC, CIK 0001226616
CUSIP: 58468P206
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4275 EXECUTIVE SQUARE, SUITE 300, LA JOLLA, California (CA), 92037
Date of event which requires filing of this statement: 09/25/2026
Filed by CIK 0001841538
Persons authorized to receive notices and communications: 3D Investment Partners Pte. Lt, 1 Temasek Avenue, #20-02A Millenia Tower, Singapore, Singapore (U0), 039192, 65 6819 0000; Greenberg Traurig, LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 801 9200

## Reporting persons
- 3D Investment Partners Pte. Ltd. (CIK 0001841538): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 4,862,047; sole dispositive power 0; shared dispositive power 4,862,047; aggregate amount beneficially owned 4,862,047 (9.9% of the class)
- 3D Opportunity Master Fund: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,862,047; sole dispositive power 0; shared dispositive power 4,862,047; aggregate amount beneficially owned 4,862,047 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: MEDICINOVA INC
Address of issuer's principal executive offices: 4275 EXECUTIVE SQUARE, SUITE 300, LA JOLLA, California (CA), 92037
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") originally filed by the Reporting Persons on January 21, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed by the Reporting Persons on July 12, 2022 ("Amendment No. 1", and together with the Original Schedule 13D and this Amendment No. 2, "Schedule 13D"), relating to the Shares of the Issuer. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. As part of its periodic evaluation of their investment in the Issuer, the Reporting Persons intend to review their investment in the Issuer. The Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's financial position and strategic direction; actions taken by the Issuer's Board of Directors; the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic and industry conditions; tax considerations; and money and stock market conditions, including the market price of the securities of the Issuer.

As of 2024, the Reporting Persons' Observer Appointment Right under the Shareholder Rights Agreement lapsed under the terms of the agreement, and the Reporting Persons no longer have an Observer appointed to attend meetings of the board of directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is hereby amended and restated as follows:

The responses of each Reporting Person to Rows (11) and (13) of the cover pages of this Amendment No. 2 are hereby incorporated by reference into this Item 5(a). As of September 25, 2026, the Reporting Persons may be deemed to be the beneficial owners of up to 4,862,047 Shares of the Issuer, which constitutes beneficial ownership of approximately 9.9% of the issued and outstanding Shares of the Issuer (based on 49,221,246 Shares outstanding as of August 11, 2026, as reported in the Issuer's most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby amended and restated as follows:

The responses of each Reporting Person to Rows (7) through (10) of the cover pages of this Amendment No. 2 are hereby incorporated by reference into this Item 5(b). 3DIP and 3DOMF have shared power to vote up to 4,862,047 Shares of the Issuer and have shared investment power with respect to such Shares, and thus, each Reporting Person may be deemed to be the beneficial owner of 4,862,047 Shares of the Issuer. As described in Item 2 of Schedule 13D, 3DOMF has delegated all voting and investment power over the Shares to 3DIP as its investment manager.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

Pursuant to an accelerated share disposal ("ADS") transaction entered into with a third-party financial institution, on September 25, 2026, the Reporting Persons sold in a private sale to said third-party financial institution 640,000 Shares of the Issuer for a price of JPY425 (approximately US$ 2.7) per share. The Reporting Persons do not have the power to vote or direct the voting or to dispose of or direct the disposition of the Shares sold as part of the ADS transaction and therefore ceased to have beneficial ownership over such Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons have entered into certain cash-settled total return swap agreements (the "Cash-Settled TRS") with an unaffiliated third-party financial institution as counterparty, which provide the Reporting Persons with economic exposure to an aggregate of 456,637 notional shares, representing approximately 0.9% of the outstanding Shares of the Issuer. The Cash-Settled TRS provide the Reporting Persons with economic results that are comparable to the economic results of ownership, but do not provide the Reporting Persons with the power to vote or direct the voting or to dispose of or direct the disposition of the Shares that are the subject of the Cash-Settled TRS; therefore, the Reporting Persons disclaim any beneficial ownership of any shares that may be referenced in the Cash-Settled TRS. The Reporting Persons do not have the right to convert the Cash-Settled TRS into Shares of the Issuer at any time.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement, dated September 29, 2026, by and among the Reporting Persons.

## Signatures
- 3D Investment Partners Pte. Ltd.: /s/ Sai Fai Yip, Sai Fai Yip/Director (09/29/2026)
- 3D Opportunity Master Fund: /s/ Sai Fai Yip, Sai Fai Yip/Director (09/29/2026)